Mail Stop 3561

July 29, 2008

William C. Rhodes, III
President and Chief Executive Officer
Autozone, Inc.
123 South Front Street
Memphis, TN 38103

          Re: **Autozone, Inc.**
                 Form 10-K for Fiscal Year Ended August 25, 2007
                 Filed October 22, 2007
                 File No. 1-10714

Dear Mr. Rhodes:

      We have completed our review of your Form 10-K and have no further comments at this time.

                               Sincerely,

                               H. Christopher Owings
                               Assistant Director